Exhibit 99.13

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Administrative Council and Management of

URUCUM MINERAÇÂO S.A.

Corumbá – MS

1.	We have audited the accompanying balance sheets of URUCUM MINERAÇÂO S.A. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity and comprehensive income (loss), aid cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URUCUM MINERAÇÂO S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4.	As discussed in Note 3 to the financial statements, effective January 1, 2003, URUCUM MINERAÇÂO S.A. adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

/s/ Deloitte Touche Tohmatsu

Salvador, Brazil, January 26, 2004